UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)*

Safety, Income & Growth Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78649D104

(CUSIP Number)

Jay Sugarman

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,500,548

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,500,548

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,548

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.7%

14	Type of Reporting Person CO

This Amendment No. 7 on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, $0.01 par value per share (the “Shares”), of Safety, Income & Growth Inc., a Maryland corporation (the “Issuer”), is being filed by iStar Inc., a Maryland corporation (“iStar”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the “Statement”).

Item 3.                   Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the shares reported in Item 5(c) was $3,625,882.02. iStar used its working capital to make such purchases.

Item 4.                   Purpose of Transaction.

iStar purchased additional Shares, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.                   Interest in Securities of the Issuer.

(a)           As of December 5, 2017, iStar owns 6,500,548 Shares directly, or approximately 35.7% of the outstanding Shares.

(c)           Since filing Amendment No. 6 to the initial Statement, iStar purchased 199,716 shares of Common Stock of the Issuer pursuant to open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

Date	No. of Shares	Price per Share ($)	Cost ($)
November 9, 2017	12,747	17.93	228,728.34
November 10, 2017	10,897	18.03	196,672.33
November 13, 2017	14,948	17.81	266,503.41
November 14, 2017	16,928	18.00	304,979.93
November 15, 2017	15,700	17.92	281,604.62
November 16, 2017	9,811	18.23	179,005.62
November 17, 2017	9,160	18.22	167,011.53
November 20, 2017	10,000	18.31	183,291.00
November 21, 2017	5,699	18.53	105,691.37
November 22, 2017	9,854	18.57	183,174.04
November 24, 2017	4,549	18.62	84,761.52
November 27, 2017	5,100	18.62	95,047.68
November 28, 2017	6,065	18.53	112,483.31
November 29, 2017	6,773	18.52	125,584.29
November 30, 2017	10,000	18.46	184,729.00
December 1, 2017	9,785	18.13	177,552.74
December 4, 2017	21,075	18.02	380,119.24
December 5, 2017	20,625	17.87	368,942.06

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 7, 2017, iStar entered into a 10b5-1 plan under which iStar may buy, from time to time in the open market, up to approximately 957,000 shares of the Issuer’s common stock. In connection with the 10b5-1 Plan, the Issuer entered into an amended and restated ownership waiver agreement with iStar to increase the ownership limit of the Issuer’s common stock applicable to iStar from 35.0% to 39.9%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2017

iSTAR INC.

/s/ Jay Sugarman
Jay Sugarman
Chief Executive Officer